13 May 2008

MAG SILVER CORP.

Report of Voting Results

The following matters were put to vote at the annual general and special meeting of shareholders of MAG Silver Corp. (the “Issuer”) held on May 9, 2008.

The report on the voting results is as follows:

1.           To receive the report of the directors of the company

By a vote of show of hands, the motion to receive the report of the directors of the company was passed;

2.           To receive the audited financial statements of the Company for the financial year ended December 31, 2007 and accompanying report of the auditor

By a vote of show of hands, the motion to receive the audited financial statements of the Company for the financial year ended December 31, 2007 and accompanying  report of the auditor was passed;

3.           To set the number of directors

By a vote of show of hands, the number of directors of the Issuer was set at seven (7);

4.           Election of Directors

By a vote of show of hands, the following persons were elected as directors of the Issuer until their term of office expires:

Daniel T. MacInnis	R. Michael Jones	Peter K. Megaw
Eric H. Carlson	Jonathan A. Rubenstein	Derek C. White
Richard M. Colterjohn

5.           Appointment of Auditors

By a vote of show of hands, the directors were authorized to fix the auditors’ remuneration.

6.           Stock Option Plan

By a vote by ballot, the Amendment and Restatement of the Stock Option Plan (2007) was not approved.  The result of the vote by ballot with respect to this matter is as follows:

	Number of Votes	Percentage of Votes
FOR the motion	12,247,038	46.02%
AGAINST the motion	14,367,783	53.98%
Total	26,614,821

MAG SILVER CORP.

Per: “Frank Hallam”

Frank R. Hallam, CFO

MAG Silver Corp., Suite 328, 550 Burrard Street, Vancouver B.C., Canada V6C 2B5.
Tel. 604-630-1399  Fax:  604-484-4710   www.magsilver.com